
03025162

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

[X] **ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE OCTOBER 7, 1996]**
For the fiscal year ended December 31, 2002.

OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]**
For the transition period from __________ to __________.

Commission file number 1-644

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

COLGATE-PALMOLIVE COMPANY EMPLOYEES SAVINGS AND INVESTMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

COLGATE-PALMOLIVE COMPANY

300 PARK AVENUE, NEW YORK, NY 10022-7499


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C. 155 SECTION

CR

SIGNATURES

The Plan: Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
(Name of Plan)

Dated: June 27, 2003



Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company

Dated: June 27, 2003



Dennis J. Hickey
Vice President and
Corporate Controller
Colgate-Palmolive Company

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
INDEX TO FINANCIAL STATEMENTS

All other schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and applicable regulations issued by the Department of Labor.

Exhibits:

23 Consent of Independent Auditors

99 Certificate of the Chairman and Chief Executive Officer and Chief Financial Officer of Colgate-Palmolive Company pursuant to Section 906 of the Sarbanes-Oxley Act of 2002



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

INDEPENDENT AUDITORS' REPORT

To the Participants and Administrator
of the Colgate-Palmolive Company
Employees Savings and Investment Plan

We have audited the accompanying statements of net assets available for benefits of the Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the year ended December 31, 2002. These financial statements and the schedule referred to below are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements and schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001 and the changes in its net assets available for benefits for the year ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Mitchell & Titus, LLP

New York, New York
June 19, 2003

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2002 AND 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 13,776,152	$ 14,598,914
Investments (Note 4)	2,605,743,486	3,000,280,752
Receivables:		
Due from brokers for securities sold	3,131,221	-
Accrued interest and dividends	802,630	861,158
Participant loans	18,330,962	17,381,561
Total receivables	22,264,813	18,242,719
Total assets	2,641,784,451	3,033,122,385
Liabilities		
Due to brokers for securities purchased	3,121,627	-
Long-term notes payable	327,357,032	345,199,496
Long-term notes payable to Colgate-Palmolive Company	23,958,062	22,431,094
Accrued interest on long-term notes	15,066,358	15,826,813
Total liabilities	369,503,079	383,457,403
Net assets available for benefits	$ 2,272,281,372	$ 2,649,664,982

See Notes to Financial Statements

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2002

	2002
Additions:	
Employer contributions	$ 16,744,065
Participants' contributions	33,841,378
Total additions	50,585,443
Deductions:	
Net investment loss:	
Interest	7,978,366
Dividends	34,729,078
Net depreciation in the fair value of investments	(275,458,912)
Administrative expenses	(3,413,187)
Interest expense on long-term notes	(30,238,854)
Net investment loss	(266,403,509)
Distributions to participants	(161,565,544)
Total deductions	(427,969,053)
Decrease in net assets available for benefits	(377,383,610)
Net assets available for benefits – beginning of year	2,649,664,982
Net assets available for benefits – end of year	$ 2,272,281,372

See Notes to Financial Statements

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") is a defined contribution plan sponsored by Colgate-Palmolive Company (the "Company"). The Plan is subject to the reporting and disclosure requirements, participation and vesting standards, and fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended. Within the Plan, an Employee Stock Ownership Plan ("ESOP") has been established. LaSalle Bank N.A. (the "ESOP trustee") is the trustee of Funds D and E (the "ESOP trust"), and Citibank N.A. is the trustee of the remaining funds. The Plan offers a Savings Program, a Success Sharing Program, a Bonus Savings Account Program, an Income Savings Account Program and a Retiree Insurance Program. The provisions below, applicable to the Plan participants, provide only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

As of December 31, 2002, the Plan maintains the following funds:

Fund		Investments
Short-term Fixed Income Fund (Fund A)	-	Guaranteed investment contracts and fixed income securities
Colgate Common Stock Fund (Fund B)	-	Colgate-Palmolive Company
Colgate Preference Stock Fund (Fund D)	-	Colgate-Palmolive Company
Colgate Common Stock Fund (Fund E)	-	Colgate-Palmolive Company
Vanguard Wellington Fund (Fund J)	-	Common stocks and fixed income securities
Vanguard Institutional Index Fund (Fund K)	-	Equity securities included in the S&P 500 Index in similar proportion
American EuroPacific Growth Fund (Fund L)	-	Primarily equity securities of companies in Europe and the Asia/Pacific region
American Century Ultra Fund (Fund M)	-	Equity securities of U.S. companies
Core Plus Fixed Income Fund (Fund N)	-	Diversified debt portfolio of U.S. government, corporate, mortgage and asset-backed securities
Neuberger Berman Genesis Fund (Fund O)	-	Primarily common stocks of small capitalization companies (total market value of no more than $1.5 billion)
Morgan Stanley Mid Cap Core Fund (Fund P)	-	Primarily common stocks of companies with capitalizations in the range of companies included in the S&P MidCap 400 Index

ESOP

In accordance with the terms of the Plan, on June 19, 1989, the ESOP trust issued $410,029,684 of long-term notes due through 2009 bearing an average interest rate of 8.7 percent. These notes are guaranteed by the Company. The ESOP trust used the proceeds of the notes to purchase 6.3 million shares of the Company's Series B Convertible Preference Stock ("Preference stock") from the Company.

Each share of Preference stock is currently convertible into eight shares of the Company's common stock at the discretion of the ESOP trustee. All Preference shares must be converted into the Company's common stock or redeemed in cash upon reallocation to other funds or withdrawal from the Plan. The Preference stock has a minimum redemption price of $65 per share and pays dividends at the higher of $4.88 per annum, payable semi-annually, or the current dividend paid on eight shares of the Company's common stock for the comparable six-month period.

Dividends of $5.76 per share were paid on the Preference stock during 2002. Dividends on the Preference stock are paid to the ESOP trustee. These dividends, together with the Company contributions, dividends on the Company's common stock in Fund E and borrowings from the Company (discussed below), are used by the ESOP trustee to repay principal and interest on the long-term notes. Scheduled maturities of the long-term notes outstanding at December 31, 2002 are as follows: 2003 - $23,463,362; 2004 - $29,830,357; 2005 - $36,996,132; 2006 - $45,007,983; 2007 - $53,904,805 and $138,154,393 thereafter. The fair value of the long-term notes outstanding as of December 31, 2002 and 2001 was estimated at $398 million and $396 million, respectively, based on current interest rates for debt with similar maturities.

As a means of extending the benefits of the ESOP to participants over a longer period, the ESOP trust and the Company entered into a loan agreement in June 2000 under which the Company may loan up to $300,000,000 through 2009 to the ESOP with repayment scheduled no later than December 31, 2035. Repayments of principal and interest will be funded through future contributions and dividends from the Company. During 2002 and 2001, the Company contributed $16,744,065 and $0, respectively, to the ESOP trust. The Company has guaranteed minimum funding of $130,000,000, on a present value basis, in excess of debt service requirements. As of December 31, 2002 and 2001, the ESOP trust had outstanding borrowings from the Company of $23,958,062 and $22,431,094, respectively, bearing an average interest rate of 6.7 percent and 7.1 percent, respectively. The fair value of the outstanding notes payable to the Company at December 31, 2002 and 2001 was estimated at $30 million and $25 million, respectively, based on current interest rates for debt with similar maturities.

A portion of the Preference stock is released for allocation to participants semi-annually based on the ratio of debt service for the period to total debt service over the remaining scheduled life of all ESOP debt. As of December 31, 2002 and 2001, 1,635,003 and 1,630,743 Preference shares (valued at $685,785,658 and $753,403,266) were allocated to employee accounts in the Plan, and the balance of 3,142,535 and 3,428,343 shares (valued at $1,318,104,881 and $1,583,894,466) remain to be allocated, respectively. Generally, released shares are allocated to employee accounts in the following manner:

(1) In lieu of cash dividends on the Preference stock and the Company's common stock held by the ESOP trustee which are used to repay principal and interest on the long-term notes,
(2) Pursuant to the Company's matching contribution under the Savings Program,
(3) Pursuant to the Success Sharing Program,
(4) Pursuant to the Bonus Savings Account Program and the Income Savings Account Program,
(5) Pursuant to the Retiree Insurance Program

Savings Program

Participant Contributions

Employees eligible to participate in the Savings Program of the Plan must meet certain minimum hourly service requirements, be at least 18 years old and have completed three months of service, as defined by the Plan. Under the Savings Program, employees can contribute to the Plan between 1 percent and 15 percent of their recognized earnings (the greater of total compensation paid during the previous calendar year minus items such as reimbursement of moving expenses and special awards, or regular salary as of the most recent January 1 plus commissions and bonuses paid in the prior year). Employees who are not "highly compensated", as defined by the Internal Revenue Code ("IRC"), may contribute any combination up to 15 percent of their recognized earnings on either a before-tax (subject to certain IRC limitations) or after-tax basis. Most employees who are "highly compensated" may contribute up to 10 percent of their recognized earnings. However, those employees whose 2002 recognized earnings exceeded $200,000 were further limited to 7 percent of their recognized earnings. Participants may change their contribution rate, resume or suspend contributions and/or change the allocation of their contributions between before-tax and after-tax earnings on a monthly basis. Plan participants are always fully vested in their contributions and related investment earnings. On August 1, 2002, the Plan was amended to allow participants age 50 and older to contribute an additional $1,000 for 2002 on a pre-tax basis. For 2003, participants age 50 and older are allowed to contribute an additional $2,000 on a pre-tax basis.

Company Matching Contributions

The Company and wholly-owned subsidiaries to which the Plan has been extended, make matching contributions of 50 percent to 70 percent of employee contributions up to 6 percent of recognized earnings, depending on years of service. Company matching contributions for employees participating in the Savings Program are made in the form of an allocation of Preference stock. Effective August 1, 2002, participants are 50 percent vested in the Company matching contributions after two years of service and fully vested after three years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Previously, participants vested 25 percent per year after two years of service and were fully vested after five years of service.

Distributions

Participating employees can receive a distribution from the Plan due to retirement, permanent disability, termination or death, or by voluntary partial withdrawal. Settlement is made in accordance with provisions of the Plan and unvested Company matching contributions will be forfeited in the event of termination. A participant may withdraw his before-tax contributions only if, in the judgment of the Employee Relations Committee of the Company (the "Committee"), the withdrawal is due to financial hardship as defined in the Plan, the administrative rules of the Committee and Federal tax laws.

Forfeitures

Forfeitures become available to the Company to reduce future Company matching contributions. Forfeitures for the year ended December 31, 2002 totaled $354,092.

Funds

Participating employees may direct their current contributions to be allocated among any of the funds, other than Funds D and E, in multiples of 5 percent. Effective August 21, 2002, participants may diversify the Company matching contributions in which they are fully vested among any of the other investment fund choices in the Plan, beginning the earlier of reaching age 55 or the third anniversary of their date of hire. Previously, participants could diversify a portion of the Company matching contributions beginning in the year they reached age 55 and had 10 years of service. Participants may change how future contributions will be invested on a monthly basis. Reallocation among the funds of previously invested amounts may be made on a weekly basis.

Participant Loans

A participating employee may, under certain circumstances, borrow up to 50 percent of fully vested funds, excluding any amounts previously transferred from the prior Colgate-Palmolive Employee Stock Ownership Plan, the Success Sharing Plan and Retiree Insurance Account, up to a maximum of $50,000. The interest rate on Plan loans is equal to Citibank, N.A.'s prime rate, fixed at the time of loan application. Loan withdrawals and repayments are reflected as distributions and employee contributions, respectively. Principal and interest are paid ratably via payroll deductions.

Success Sharing Program

The Success Sharing Program of the Plan is designed to enable the Company to share its financial success with employees. Under the Success Sharing Program, a Success Sharing Account ("SSA") has been established within the Plan for each eligible employee. As the Company meets or exceeds annual financial targets, shares of Preference stock are allocated to employee accounts according to a pre-determined formula. To be eligible, an individual generally must be employed by the Company on a full-time basis, meet minimum service requirements and be at least 18 years old. Certain part-time employees (as set forth in the Plan) are also eligible. Employees are at all times fully vested in the value of their SSA. Effective August 21, 2002, participants may on an annual basis diversify up to 25 percent of their SSA among any of the other investment fund choices in the Plan beginning in the year they reach age 55 and up to 50 percent beginning five years later. Previously, participants were also required to have 10 years of service to begin diversification.

Bonus Savings Account ("BSA") Program

The BSA Program of the Plan is designed to enable each eligible employee to receive all or a portion of his/her bonus in Preference stock. Under this program, a BSA allocation is credited to each eligible employee's Bonus and Income Savings Account established within the Plan. The portion of an employee's bonus that can be allocated within the BSA program is determined based on the bonus amount earned, the total number of Preference shares available for allocation, and other factors such as an employee's income level and Internal Revenue Service ("IRS") rules. This program is generally available to all employees in the United States who are participants in the Plan. However, due to IRS restrictions, employees who have not had Retiree Insurance Account ("RIA") (see below) or SSA balances for at least two years in the Plan are unable to participate in the program, and employees with fewer than five years of service may be ineligible to receive a BSA allocation with respect to certain bonus periods. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Income Savings Account ("ISA") Program

The ISA Program is designed to enable each eligible employee to receive a portion of his/her income in the form of Preference stock. Under this program, an ISA allocation of Preference stock is made each year to each eligible employee's Bonus and Income Savings Account. This program is available to active employees in the United States, with at least five years of service. Employees are at all times fully vested in the value of their Bonus and Income Savings Account and may elect to withdraw the balance of this account from the Plan immediately or at a later date. Participants may also diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Retiree Insurance Program

The Retiree Insurance Program of the Plan is designed to provide funds that can be used by employees to purchase health and life insurance upon retirement. Under the Retiree Insurance Program, an RIA has been established within the Plan for each eligible employee. Each year, shares of Preference stock are allocated to each employee's RIA. The number of shares allocated is determined based upon the total number of shares available for allocation and other factors such as an employee's years of service, marital status and age. Generally, larger allocations are made to employees who are married, older, or have more years of service. To be eligible for an allocation into an RIA, employees must be at least 18 years old, employed with a participating company on a full-time basis, and on the payroll on the last day of the year. Certain part-time employees (as set forth in the Plan) are also eligible. Participants with two years of service are 25 percent vested, three years of service are 50 percent vested, four years of service are 75 percent vested, and participants are fully vested after five years of service or upon reaching age 55, becoming permanently disabled, or in the event of death or Plan termination. Participants may diversify the value of their account under the same requirements as outlined for the Success Sharing Program described above.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the Committee shall compute the value of the accounts of the participants which shall be fully vested and non-forfeitable. The accounts of each participant shall be distributed in a lump sum.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting except for distributions to participants which are presented on the cash basis of accounting (See Note 7). Purchases and sales are recorded on a trade date basis. Dividend income is recorded on the ex-dividend date.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent gains and losses at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments

Investment contracts are stated at contract value. Contract value represents contributions made under the investment contract, plus credited net earnings, less participant withdrawals and any administrative expenses not otherwise included in net contract interest rates. The Preference stock is stated at the greater of $65 par value or the market value of eight shares of the Company's common stock. Participant loans receivable are stated at cost, which approximates fair value. All other investments are stated at market value as determined by Citibank, N.A. based on quoted market prices.

Administration

The Plan is administered by the Committee for the benefit of the participants. Administrative expenses are paid by the Plan and are recorded as a reduction of investment income.

3. Federal Income Taxes

The Company has obtained a determination from the IRS in a letter dated March 20, 2003 that the Plan, as amended and restated as of October 1, 1999 qualifies under Sections 401(a), 401(k) and 4975(e)(7) of the IRC, and that the related Trusts are exempt from Federal income taxes under Section 501(a) of the IRC. The Plan has been amended since receiving the determination letter. However, the Committee and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

4. Investments

The following presents investments that represent 5 percent or more of the Plan's net assets as of December 31:

	2002	2001
Colgate-Palmolive Company common stock, 5,393,571 and 6,154,428 shares, respectively	$ 282,785,334	$ 355,418,217
Colgate-Palmolive Company Series B Convertible Preference stock, 4,777,538 and 5,059,086 shares, respectively	$ 2,003,890,539	$ 2,337,297,732

A portion of the investments shown above are nonparticipant-directed investments (see Note 5).

During 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

Equity securities:	
Colgate-Palmolive Company common stock	$ (27,640,504)
Colgate-Palmolive Company Preference stock	(214,487,329)
Total equity securities	(242,127,833)
Investments in registered investment companies	(33,952,820)
U.S. Government securities and corporate notes	621,741
Total net depreciation in fair value of investments	$ (275,458,912)

5. ESOP Trust

Information about the net assets and significant components of the changes in net assets relating to the investments maintained in Funds D and E is as follows:

	December 31, 2002	December 31, 2001
Assets:		
Cash and cash equivalents	$ 13,776,152	$ 14,598,914
Fixed income liquid reserve fund	1,285,204	1,331,100
Colgate-Palmolive Company common stock	113,391,409	150,178,528
Colgate-Palmolive Company Series B Convertible Preference stock	2,003,890,539	2,337,297,732
Accrued interest and dividends receivable	1,624	3,704
Total assets	2,132,344,928	2,503,409,978
Liabilities:		
Long-term notes payable	327,357,032	345,199,496
Long-term notes payable to Colgate-Palmolive Company	23,958,062	22,431,094
Accrued interest on long-term notes	15,066,358	15,826,813
Total liabilities	366,381,452	383,457,403
Net assets available for benefits	$ 1,765,963,476	$ 2,119,952,575

	Year Ended December 31, 2002
Changes in net assets available for benefits:	
Employer contributions	$ 16,744,065
Dividends and interest, net of fees	29,690,525
Net depreciation in the fair value of investments	(228,685,609)
Transfers to other funds	(23,288,105)
Interest expense on long-term notes	(30,238,854)
Distributions to participants	(118,211,121)
Decrease in net assets available for benefits	$ (353,989,099)

The Colgate-Palmolive Company common stock figures shown above include nonparticipant-directed investments of 177,802 shares valued at $9,322,145 and 202,917 shares valued at $11,718,459 as of December 31, 2002 and 2001, respectively. The Colgate-Palmolive Company Series B Convertible Preference stock allocated to participants (See Note 1) include nonparticipant-directed investments of 827,425 shares valued at $347,055,096 and 884,399 shares valued at $408,592,360 as of December 31, 2002 and 2001, respectively.

6. Investment Contracts

The Plan has entered into benefit-responsive guaranteed investment contracts with insurance companies, banks and other financial institutions. Most of the investment contracts carry a crediting interest rate established at inception and reset periodically (typically quarterly) to approximate the interest earnings of the underlying investments, subject to certain minimums. The remaining contracts carry a crediting interest rate established at inception, a portion of which are indexed to changes in outside benchmarks such as Treasury or LIBOR rates. For 2002 and 2001, the average yield on the investment contracts was 5.4 percent and 6.1 percent, respectively, and the average crediting interest rate was 5.4 percent and 6.0 percent, respectively.

The contract values of the investment contracts were $58,686,414 and $49,494,437 at December 31, 2002 and 2001, respectively, which approximates fair value according to the terms of the contracts, as reported to the Plan. In accordance with the provisions of the Plan, issuers of these investment contracts must have a credit rating of AA- or better under the fund manager's investment rating system. Accordingly, there are no reserves against contract value for credit risk of the contract issuer or otherwise.

7. Distributions

At December 31, 2002 and 2001, distributions payable due to withdrawals by participants of $1,715,528 and $2,942,875, respectively, are not reflected in the financial statements. For reporting to the Department of Labor, these amounts are reported as a liability on the Form 5500.

EIN: 13-1815595
PN: 003
SCHEDULE 1

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
December 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**4,045,414**	**$ 4,045,414**
U.S. Government Securities and Corporate Notes:		
United States Treasury Bonds and Notes:		
US Treasury N/B, 3.250% due 5/31/04	1,460,000	$ 1,498,778
United States Treasury Notes, 2.125% due 10/31/04	900,000	909,846
United States Treasury Notes, 2.250% due 7/31/04	9,655,000	9,781,770
United States Treasury Notes, 3.000% due 1/31/04	100,000	101,875
United States Treasury Notes, 3.375% due 4/30/04	4,375,000	4,493,956
United States Treasury Notes, 3.625% due 3/31/04	2,250,000	2,314,688
United States Treasury Notes, 4.375% due 5/15/07	240,000	257,700
United States Treasury Notes, 5.250% due 5/15/04	2,800,000	2,949,632
Total U.S. Treasury Notes		**$ 22,308,245**
United States Government Agencies:		
Federal Home Loan Mtg., 3.000% due 7/15/04	1,545,000	$ 1,578,805
Federal Home Loan Mtg., 4.250% due 6/15/05	300,000	315,843
Federal Home Loan Mtg., 3.250% due 8/15/05	675,000	695,459
Federal National Mtg. Assn., 3.000% due 6/15/04	4,360,000	4,454,002
Federal National Mtg. Assn., 3.500% due 9/15/04	5,000,000	5,154,700
Federal National Mtg. Assn., 4.750% due 3/15/04	2,605,000	2,709,200
Federal Home Loan Mtg., 5.500% due 3/1/07	1,075,685	1,119,853

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
December 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Federal Home Loan Mtg., 5.500% due 2/1/07	444,676	462,935
Fannie Mae, 4.230% due 3/28/05	1,250,000	1,258,988
Federal National Mtg. Assn., 6.500% due 5/1/14	275,513	291,691
Federal National Mtg. Assn., 6.500% due 11/1/17	1,438,897	1,521,288
Federal National Mtg. Assn., 6.500% due 12/1/14	514,050	544,235
Federal National Mtg. Assn., 7.000% due 5/1/04	96,486	97,983
Federal National Mtg. Assn., 6.500% due 5/1/13	194,704	206,275
Federal National Mtg., Assn., 0.000% due 3/15/05	5,445,000	5,688,337
Total United States Government Agencies		**$ 26,099,594**
Corporate Bonds:		
Abbott Laboratories, 5.125% due 7/1/04	880,000	$ 923,780
Alliedsignal Inc., 6.125% due 7/1/05	705,000	759,504
Allstate Corp., 6.750% due 6/15/03	500,000	511,080
Allstate Corp., 7.875% due 5/1/05	450,000	503,037
American Gen Fin Med. Floating due 1/9/04	700,000	700,672
Anheuser Busch, 6.750% due 8/1/03	300,000	309,996
Associates Corp. Nort, 5.750% due 11/1/03	700,000	724,528
Atlantic Richfield, 5.550% due 4/15/03	320,000	323,632
Banc One Corp., 6.500% due 2/1/06	800,000	883,696
Bear Stearns Cos. Inc., 6.500% due 5/1/06	600,000	663,138
Bear Stearns Co. Inc., Qtr floating due 12/1/03	660,000	660,403
Bellsouth Corp., 5.000% due 10/15/06	700,000	747,418

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
December 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Boeing Cap. Corp. SR M. 6.680% due 12/1/03	360,000	373,644
Caterpillar Financial Services, 7.590% due 12/10/03	500,000	527,300
Countrywide Home Loan, 5.250% due 6/15/04	740,000	769,644
Daimler Vehicle Tr 2000-C, 6.820% due 9/06/04	230,803	233,427
Dow Chemical Co., 5.250% due 5/14/04	650,000	669,617
First UN Corp., 6.625% due 6/15/04	800,000	850,576
Ford Cr Auto Tr 2000-C, 7.240% due 2/15/04	182,655	184,741
Ford Cr Auto Tr2000-E, 6.740% due 6/15/04	223,312	226,646
General Electric Cap Corp., 4.250% due 1/28/05	830,000	866,902
General Electric Cap Corp., 6.750% due 9/11/03	330,000	341,953
Goldman Sachs Group, 7.500% due 1/28/05	800,000	879,088
Hartford Financial Services, 7.750% due 6/15/05	700,000	775,292
Homeside Lending Mtn, 6.750% due 8/1/04	725,000	773,597
International Business Machines Corp., 5.370% due 9/22/03	160,000	163,749
International Lease, 6.750% due 11/3/03	345,000	357,972
International Lease, 5.500% due 9/29/03	370,000	379,128

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
December 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
International Lease, 5.500% due 6/7/04	200,000	206,636
Lehman Brothers Holdings Inc, Floating due 7/6/04	250,000	250,130
Lehman Brothers Holdings Inc, 6.625% due 4/1/04	490,000	516,573
Manitoba Prov CDA, 6.750% due 3/1/03	370,000	372,594
Mellon Financial Co., 5.750% due 11/15/03	145,000	150,068
Merrill Lynch & Co Inc., 6.000% due 2/12/03	400,000	401,780
Merrill Lynch & Co Inc., 6.550% due 8/1/04	420,000	447,212
Mississippi Power Co, floating rate due 3/12/04	650,000	651,047
Morgan Stanley, 5.625% due 1/20/04	600,000	624,168
National Rural Utilities, 6.000% due 5/15/06	640,000	698,182
Nationsbank Corp., 6.500% due 8/15/03	600,000	617,832
New York Tel. Co., 5.875% due 9/1/03	115,000	117,690
Nissan Auto Recv GR TR 2000-B, 7.250% due 4/15/04	133,699	134,893
Norwest Financial Inc., 6.125% due 8/01/03	300,000	307,800
Ontario Prov Cda, 7.375% due 1/27/03	750,000	752,648
Phillips Pete Co., 8.500% due 5/25/05	800,000	909,696
Rockwell Intl Corp., 6.625% due 6/1/05	500,000	546,440
Sara Lee Corp. MTN BE, 6.400% due 6/9/05	600,000	657,930
Toyota Mtr. Cr. Corp., 5.625% due 11/13/03	800,000	826,536
Unilever Cap Corp., 6.750% due 11/1/03	350,000	364,979
Total Corporate Bonds		**$ 25,638,994**
Total U.S. Government Securities and Corporate Notes		**$ 74,046,833**

EIN: 13-1815595
PN: 003
SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
SHORT-TERM FIXED INCOME FUND (FUND A)
December 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Guaranteed Investment Contracts:		
Bank of America NT & SA	10,231,484	$ 10,888,326
Caisse Des Depots, 0.055% due 8/15/03	3,018,165	4,534,021
John Hancock Mutual Life, no par	3,241,751	4,443,907
John Hancock Mutual Life Insurance Co., 7.340% due 8/04/03	1,600,000	1,897,951
New York Life Insurance Co. Contract, 7.120% due 5/31/01, no par	368,658	1,004,027
Rabobank Contract, no par	6,149,692	7,384,263
State Street Contract 4.960%, no par due 12/31/00	7,809,669	9,351,232
Travelers Insurance Company, 0.032% due 9/26/2005	1,000,000	1,008,828
ING Life Insurance and Annuity, IATB359	3,000,000	3,712,219
ING Life Insurance and Annuity , IA78159	5,702,205	6,090,405
Metropolitan Insurance Company, 0.045% due 6/6/05	1,000,000	1,026,181
UBS AG Contract, no par	6,067,548	7,345,054
Total Guaranteed Investment Contracts		**$ 58,686,414**
Total		**$ 136,778,661**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND B)
December 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**4,548,879**	**$ 4,548,879**
Colgate-Palmolive Co. Common Stock (*)	**3,230,851**	**$ 169,393,518**
Total		**$ 173,942,397**

(*) Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE PREFERENCE STOCK FUND (FUND D)
December 31, 2002

Column A	Column B	Column C	
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**271,850**	**$ 271,850**	**$ 271,850**
Colgate-Palmolive Co. Series B Conv. Preference Stock (*)	**4,777,538**	**$ 310,739,277**	**$ 2,003,890,539**
Total		**$ 311,011,127**	**$ 2,004,162,389**

(*) Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
COLGATE COMMON STOCK FUND (FUND E)
December 31, 2002

Column A	Column B	Column C	
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Historical Cost	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**1,013,357**	**$ 1,013,357**	**$ 1,013,357**
Colgate-Palmolive Co. Common Stock (*)	**2,162,720**	**$ 5,002,851**	**$ 113,391,409**
Total		**$ 6,016,208**	**$ 114,404,766**

(*) Represents a Party-In-Interest.

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD WELLINGTON FUND (FUND J)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**128,391**	**$ 128,391**
Mutual Funds:		
Vanguard Wellington Fund	**1,851,934**	**$ 45,483,436**
Total		**$ 45,611,827**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
VANGUARD INSTITUTIONAL INDEX FUND (FUND K)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**231,595**	**$ 231,595**
Mutual Funds:		
Vanguard Institutional Index Fund	**537,304**	**$ 43,226,071**
Total		**$ 43,457,666**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN EUROPACIFIC GROWTH FUND (FUND L)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**49,658**	**$ 49,658**
Mutual Funds:		
American EuroPacific Growth Fund	**951,346**	**$ 21,852,411**
Total		**$ 21,902,069**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AMERICAN CENTURY ULTRA FUND (FUND M)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**104,416**	**$ 104,416**
Mutual Funds:		
American Century Ultra Fund	**1,335,988**	**$ 28,296,236**
Total		**$ 28,400,652**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
CORE PLUS FIXED INCOME FUND (FUND N)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**129,446**	**$ 129,446**
Mutual Funds:		
Core Plus Fixed Income Fund	**1,602,904**	**$ 16,333,587**
Total		**$ 16,463,033**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
NEUBERGER BERMAN GENESIS FUND (FUND O)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**2,211**	**$ 2,211**
Mutual Funds:		
Neuberger Berman Genesis Fund	**33,584**	**$ 4,771,219**
Total		**$ 4,773,430**

EIN: 13-1815595
PN: 003

SCHEDULE I

COLGATE-PALMOLIVE COMPANY
EMPLOYEES SAVINGS AND INVESTMENT PLAN
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
MORGAN STANLEY MID CAP CORE FUND (FUND P)
DECEMBER 31, 2002

Column A	Column B	Column C
Name of Issuer and Title of Issue	Number of Shares/ Principal Amount	Market Value 12-31-02
Commingled Employee Benefit Trust Liquid Reserve Fund	**94,690**	**$ 94,690**
Mutual Funds:		
Morgan Stanley Mid Cap Core Fund	**587,758**	**$ 15,751,906**
Total		**$ 15,846,596**
Plan Total		**$ 2,605,743,486**



Mitchell & Titus, LLP

Certified Public Accountants
and Consultants

One Battery Park Plaza
New York, NY 10004-1461
Tel (212) 709-4500
Fax (212) 709-4680
E-mail: newyork.office@mitchelltitus.com

Exhibit 23

CONSENT OF INDEPENDENT AUDITORS

The Participants and Administrator
of the Colgate-Palmolive Company
Employees Savings and Investment Plan

We consent to the incorporation by reference in the Registration Statement of Colgate-Palmolive Company on Form S-8 (File No. 33-34952) of our report dated June 19, 2003, included in the Annual Report of Colgate-Palmolive Company Employees Savings and Investment Plan on Form 11-K for the year ended December 31, 2002.

New York, New York
June 27, 2003

Mitchell & Titus, LLP

EXHIBIT 99

Each of the undersigned officers of Colgate-Palmolive Company, does hereby certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of his knowledge:

(1) the Annual Report on Form 11-K of the Colgate-Palmolive Company Employees Savings and Investment Plan (the "Plan") for the year ended December 31, 2002 (the "Periodic Report") which this statement accompanies fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o) and

(2) information contained in the Periodic Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Dated: June 27, 2003



Reuben Mark
Chairman and Chief Executive Officer



Stephen C. Patrick
Chief Financial Officer

The certification in this Exhibit 99 is being furnished and shall not be deemed "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that Section. This certification shall not be incorporated by reference into any registration statement or other document pursuant to the Securities Act of 1933, as amended.